FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
      _________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 30, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Amsterdam, 30 May 2007

ABN AMRO offer update

ABN AMRO acknowledges receipt of the proposed offer made by Fortis, RBS and Santander (the "Consortium"), details of which have been published on 29 May 2007 by the Consortium.

The Managing Board and the Supervisory Board will carefully consider the proposed offer and examine its implications for ABN AMRO, its shareholders and all other stakeholders. In doing so, both boards will comply with their fiduciary responsibilities under Dutch law and with ABN AMRO's contractual obligations towards both Barclays plc and Bank of America Corporation.

In response to the announcement by the Consortium, the Supervisory Board has formed a Transaction Committee (the "Transaction Committee") composed of the members of the Special Committee, being Arthur Martinez, chairman of the Supervisory Board, André Olijslager, vice-chairman of the Supervisory Board and Rob van den Bergh.

The Transaction Committee will liaise with the Managing Board and key staff and advisers of the Bank on an ongoing basis on all matters with respect to the recommended offer by Barclays Plc. for ABN AMRO as announced on 23 April 2007 and with respect to the proposed offer as announced on 29 May 2007 by the Consortium of Royal Bank of Scotland, Banco Santander and Fortis. The Transaction Committee will operate in all respects so as to enable the Supervisory Board to take on an informed basis and with the help of its own independent financial and legal advisers the appropriate decisions with due consideration of the interests of the Bank and its stakeholders.

The Managing Board of ABN AMRO welcomes the initiative of the Supervisory Board to further increase its involvement with the principal issues on the Managing Board agenda and believes this initiative to be in the interest of the Bank and all stakeholders.

Press contact: +31 20 6288900
IR contact: +31 20 6287835

This is an announcement pursuant to article 9b paragraph 1 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 9140), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245

Cautionary statement regarding forward-looking statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statementin this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. ("ABN AMRO"). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the consummation of our proposed merger with Barclays PLC ("Barclays"); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D "Risk Factors" in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information and Where to Find it
In connection with the proposed business combination transaction between Barclays and ABN AMRO, Barclays expects that it will file with the US Securities and Exchange Commission a Registration Statement on Form F-4 which will contain a prospectus, a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

The publication and distribution of this document and any separate documentation regarding the intended Offer, the making of the intended Offer and the issuance and offering of shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended Offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: May 30, 2007	By:	/s/ Petri Hofste

		Name:	Petri Hofste
		Title:	Group Accounting Officer

	By:	/s/ Willem Nagtglas Versteeg

		Name:	Willem Nagtglas Versteeg
		Title:	Company Secretary